UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 26, 2020

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of Spin-Off and TZS Investment and Entry into Related Agreements

On August 26, 2020 (the “Distribution Date”), SunPower Corporation (“SunPower”) completed the previously announced spin-off (the “Spin-off”) of Maxeon Solar Technologies, Ltd (“Maxeon Solar” or references to “we,” “us” and “our”), a Singapore public company limited by shares. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon Solar (the “Maxeon Solar shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020.

Immediately after the Distribution, Maxeon Solar and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“ZSID”) and an affiliate of TZS, purchased from Maxeon Solar, for $298.0 million, 8,915,692 additional Maxeon Solar shares (the “TZS Investment”), representing approximately 28.848% of Maxeon Solar’s outstanding Maxeon Solar shares after giving effect to the Spin-off and the TZS Investment.

As a result of the Distribution, which was effective as of 11:59 p.m., Eastern time on the Distribution Date (the “Effective Time”), Maxeon Solar is now an independent, publicly traded company and the Maxeon Solar shares are listed on the Nasdaq Global Select Market under the symbol “MAXN.”

In connection with the Spin-off and as contemplated by the Separation and Distribution Agreement entered into by Maxeon Solar and SunPower, Maxeon Solar entered into certain agreements with SunPower, including each of the following:

•	a Tax Matters Agreement;

•	an Employee Matters Agreement;

•	a Transition Services Agreement;

•	a Supply Agreement;

•	a Back-to-Back Agreement;

•	a Brand Framework Agreement;

•	a Cross-License Agreement; and

•	a Collaboration Agreement (collectively, the “Ancillary Agreements”).

In connection with the Spin-off and the TZS Investment, Maxeon Solar also entered into certain agreements with ZSID, Total Gaz Electricité Holdings France SAS (“TGEHF”) and Total Solar INTL SAS (“Total Solar,” and together with TGEHF, “Total”), including each of the following:

•	a Registration Rights Agreement and

•	a Shareholders Agreement.

The descriptions included below of the Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Supply Agreement, Back-to-Back Agreement, Brand Framework Agreement, Cross-License Agreement, Collaboration Agreement, Registration Rights Agreement and Shareholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11, respectively, to this Form 6-K and are incorporated herein by reference.

Tax Matters Agreement

Maxeon Solar and SunPower entered into a tax matters agreement (the “Tax Matters Agreement”) under which Maxeon Solar and SunPower, respectively, are each obligated to pay any taxes shown on any return required to be filed by any member of its post-spin group. Each party to the Tax Matters Agreement will also prepare those tax returns that are required to be prepared by members of its respective post-spin group. Both parties indemnify each other under this agreement for any action or inaction that causes the distribution of Maxeon Solar shares to fail to qualify as tax-free to SunPower shareholders. Both parties agreed generally to cooperate in preparing and filing tax returns, and will retain and make available tax records to the other party. Contests with taxing authorities are controlled by whichever of Maxeon Solar or SunPower bears the potential liability for the contested tax. SunPower will control tax contests relating to a failure of the Distribution to qualify as tax-free to SunPower shareholders. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel.

Employee Matters Agreement

Maxeon Solar entered into an employee matters agreement (the “Employee Matters Agreement”) with SunPower which set forth the parties’ agreements regarding the allocation of liabilities and responsibilities with respect to employees, employment matters, compensation, benefit plans, and other related matters in connection with the Spin-off.

Allocation of Employment Liabilities. The general principle for the allocation of employment-related liabilities is that (i) Maxeon Solar will assume all such liabilities relating to its employees and former employees of the SunPower Group (as defined in the Employee Matters Agreement) who worked wholly or substantially in Maxeon Solar’s business as of the date immediately prior to the termination of their employment (“former Maxeon Solar employees”) and (ii) SunPower will retain all such liabilities relating to all other current and former employees of the SunPower Group, in each case, regardless of when such liabilities arise.

Terms and Conditions of Maxeon Solar Employees. Maxeon Solar will cooperate in good faith with SunPower to identify its employees, and will indemnify SunPower for any liabilities (including severance) relating to the transfer of employment to Maxeon Solar, the termination of any Maxeon Solar employees following the Distribution Date, and any other liabilities assumed by Maxeon Solar under the Employee Matters Agreement. As of the Distribution Date, Maxeon Solar will provide each of its current employees (i) base salary at the same rate as provided immediately prior to the Distribution Date, (ii) cash incentive opportunities no less favorable than those offered to such employee immediately prior to the Distribution Date, and (iii) benefits under its benefit plans that in the aggregate are no less favorable than those offered to such employee immediately prior to the Distribution Date, in each case unless more favorable terms are required under applicable law, a collective bargaining agreement or an employment agreement. Prior to and for a period of twelve months following the Distribution Date, if it is determined that it is in the mutual best interests of the parties to transfer either an individual classified as a SunPower employee to Maxeon Solar, or an individual classified as one of Maxeon Solar’s employees to SunPower, then the parties will use commercially reasonable efforts to ensure that such employees are transferred accordingly, and such subsequently transferring employees will continue to be classified as either SunPower employees or Maxeon Solar employees, as applicable, until the date of such transfer.

Employee Benefit and Bonus Plans. As of the Distribution Date, Maxeon Solar will adopt or continue in effect its benefit plans that were in effect prior to the Distribution Date, including a new equity incentive plan (the “Maxeon Solar 2020 Omnibus Incentive Plan”), which was adopted prior to the Distribution Date. Maxeon Solar will be responsible for all cash bonus payments to its employees for which the payment date occurs on or after the Distribution Date and any restricted cash awards granted to one of its employees that was outstanding on the Distribution Date.

Collective Bargaining Agreements. As of the Distribution Date, Maxeon Solar will retain or assume each collective bargaining agreement covering any of its employees and will assume all liabilities arising under such collective bargaining agreements.

Severance and Unemployment Compensation. As of the Distribution Date, Maxeon Solar will retain or assume all severance and unemployment compensation liabilities relating to its employees or former Maxeon Solar employees, or reimburse SunPower for any such expenses it incurs in connection with the separation.

Incentive Equity Awards. Maxeon Solar has adopted the Maxeon Solar 2020 Omnibus Incentive Plan. As of the Distribution Date, outstanding SunPower incentive equity awards held by service providers both inside and outside of the United States will be separated into either (1) adjusted awards over SunPower common stock for those employees who will remain with SunPower, or (2) converted and adjusted awards over Maxeon Solar shares, granted pursuant to the Maxeon Solar Incentive Plan, for those employees who will remain with Maxeon Solar following the Spin-off.

Transition Services Agreement

Maxeon Solar entered into a transition services agreement (the “Transition Services Agreement”) with SunPower under which Maxeon Solar and SunPower will provide and/or make available various administrative services and assets to each other through August 26, 2021 with an option to extend for up to an additional 180 days by mutual written agreement. Services to be provided by SunPower to Maxeon Solar include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Services to be provided by Maxeon Solar to SunPower include certain services related to finance, accounting, information technology, human resources information systems, human resources, document management and record retention, supply chain and operational planning and module operations. In consideration for such services, Maxeon Solar and SunPower will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by the parties). The personnel performing services under the Transition Services Agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided. Subject to certain exceptions, the liability of each party under the Transition Services Agreement for the services it provides will generally be limited to the aggregate fees paid or payable to such party in connection with the provision of such services. The Transition Services Agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, punitive, incidental, or consequential damage, including loss of profits, diminution in value, business interruptions, and claims of customers. The Transition Services Agreement also contains customary mutual indemnification provisions.

Supply Agreement

Maxeon Solar entered into a supply agreement (the “Supply Agreement”) with SunPower that reflects arms’ length negotiations. Under the Supply Agreement, SunPower will purchase from Maxeon Solar, and Maxeon Solar will sell to SunPower, certain designated products for use in residential and commercial solar applications in the Domestic Territory (as defined in the Supply Agreement).

The Supply Agreement has a two-year term, subject to customary early termination provisions triggered by a breach of the other party (with or without the right to cure depending on the breach) and insolvency events affecting the other party. In addition, the parties must attempt to negotiate an extension or replacement of the Supply Agreement prior to the end of the initial term, but neither party is obligated to agree to any such extension or replacement.

Under the Supply Agreement, SunPower is required to purchase, and Maxeon Solar is required to supply, certain minimum volumes of products during each calendar quarter of the term. For the remainder of 2020, the minimum volumes are specifically enumerated for different types of products, and for each subsequent period, the minimum volumes will be established based on SunPower’s forecasted requirements, subject to certain limitations. The parties will be subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes.

The Supply Agreement also includes reciprocal exclusivity provisions that, subject to certain exceptions, will prohibit SunPower from purchasing the products (or competing products) from anyone other than Maxeon Solar, and will prohibit Maxeon Solar from selling such products to anyone other than SunPower. The exclusivity provisions only relate to products for the Domestic Territory. For products designated for installation on a residence or by a third party for the exclusive use of a specific customer, the exclusivity provisions will last until August 26, 2022 (or the entire initial term). For products designated for other applications (including multiple-user, community solar products), the exclusivity provisions will last until August 26, 2021. The exclusivity provisions will not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller. Additionally, the Supply Agreement contains reciprocal non-solicitation provisions with respect to certain of each party’s employees, including those employees who have access to certain confidential information.

The purchase price for each product, subject to certain adjustments, will be fixed for 2020 and 2021 based on the power output (in watts) of the relevant product. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to the same adjustments.

Back-to-Back Agreement

Together with certain of SunPower’s affiliated companies, SunPower is party to various supply agreements (collectively, the “Hemlock Agreements”) with Hemlock Semiconductor Operations LLC (f/k/a Hemlock Semiconductor Corporation) and its affiliate, Hemlock Semiconductor, LLC. SunPower and Maxeon Solar entered into an agreement (the “Back-to-Back Agreement”) on the Distribution Date pursuant to which Maxeon Solar will effectively receive SunPower’s rights under the Hemlock Agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, Maxeon Solar will agree to perform all of SunPower’s existing and future obligations under the Hemlock Agreements (including all take-or-pay obligations). The Back-to-Back Agreement is not intended as a formal assignment or transfer of any Hemlock Agreement (or any portion thereof).

Under the Back-to-Back Agreement, Maxeon Solar agreed to indemnify SunPower and its affiliates and its and their past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing for any liabilities arising out of Maxeon Solar’s failure to perform all existing and future obligations under the Hemlock Agreements. If Maxeon Solar is obligated to indemnify SunPower under the Back-to-Back Agreement, SunPower will be entitled to set off its damages against any amounts that SunPower or any of its affiliated companies, on the one hand, owe to Maxeon Solar or any of its affiliated companies, on the other hand (including, but not limited to, under any of the Ancillary Agreements). In addition, under certain circumstances, Maxeon Solar will be required to support its potential indemnification obligations under the Back-to-Back Agreement by providing SunPower with reasonably acceptable financial assurances or collateral to cover SunPower’s estimated market exposure.

The Back-to-Back Agreement is governed by California law. Any litigation arising between Maxeon Solar and SunPower in connection with the Back-to-Back Agreement must take place in the state or federal courts of California.

Brand Framework Agreement

Maxeon Solar entered into a brand framework agreement (the “Brand License Agreement”) with SunPower under which SunPower will assign to Maxeon Solar the “MAXEON” trademarks (and corresponding domain names) and the non-U.S. “SUNPOWER” trademarks. SunPower will retain ownership of its SUNPOWER trademarks in the United States. The agreement includes reciprocal licenses. SunPower exclusively licensed to Maxeon Solar and its affiliates, on a royalty-free basis, the right to use the SUNPOWER trademarks in U.S. territories, and in the United States if authorized by SunPower or if such products are manufactured by SunPower prior to the effective date of the Spin-off, on hardware or components needed for solar energy system installation and services using solar energy systems. Maxeon Solar non-exclusively licensed to SunPower and its affiliates the right to use the SUNPOWER trademarks in Canada on the same hardware, components and services. The agreement restricts each party from selling its SUNPOWER trademarks to a third party unless otherwise agreed by the parties. SunPower is prohibited from using any SUNPOWER trademarks on solar panels not supplied by Maxeon Solar or made by SunPower for a three-year period (contemplated to be January 1, 2022 through December 31, 2024), subject to specified exceptions. If either party intends to stop using the SUNPOWER trademarks (or, for Maxeon Solar, the MAXEON trademarks), then the party must offer to transfer its rights under such trademarks to the other party at no charge. The agreement will continue, with respect to certain market segments, until the third anniversary of the expiration of the segments’ exclusivity period and, with respect to certain other intellectual property rights, unless the parties mutually agree to terminate it.

Cross-License Agreement

Maxeon Solar entered into a cross license agreement (the “Cross License Agreement”) with SunPower under which SunPower granted to Maxeon Solar (i) an exclusive license to certain of SunPower’s existing intellectual property to manufacture, use and sell products and services, to enforce such intellectual property rights against third parties, and to recover damages for past, current and future infringements, and (ii) a non-exclusive license to the remainder of SunPower’s existing intellectual property (and improvements created by SunPower), for a number of purposes, including to operate the manufacturing facilities transferred to Maxeon Solar and selling existing Maxeon panels and shingled panels configured for residential, commercial and utility scale applications, existing Maxeon solar cells, certain specialty products and other solar cells or solar module products expected to be manufactured by Maxeon Solar as of the date of the agreement (“Maxeon Products”). The agreement contains certain application-limitations that will apply to Maxeon Solar’s ability to sell the Maxeon Products for two years. The agreement also provides that Maxeon Solar will grant SunPower and its affiliates a non-exclusive license to the intellectual property (excluding trademarks) that has been transferred to Maxeon Solar or exclusively licensed to Maxeon Solar by SunPower for a number of purposes, including to manufacture and sell Maxeon Products in the United States and Canada, for research and development, and commencing on termination of the Supply Agreement between the parties, to sell outside of the United States and Canada shingled panels manufactured at SunPower’s Hillsboro, Oregon facility. The agreement restricts SunPower, for three years, from licensing to any third party the intellectual property SunPower has non-exclusively licensed to Maxeon Solar for purposes of manufacturing the Maxeon Products. The agreement will continue unless the parties mutually agree to terminate it.

Collaboration Agreement

Maxeon Solar entered into a collaboration agreement (the “Collaboration Agreement”) with SunPower that provides a framework for the development of next-generation Maxeon 7 panels, flex panels, single solar panels and any other products that are agreed to by the parties. Each project that will occur under the agreement will be governed by written plans that will be agreed to by the parties. These plans will include agreed-upon budgets, cost allocations and resource responsibilities of the parties and will last a maximum of two years. Both parties will have the sole right to manufacture the products developed under the agreement within the 50 states of the United States, the District of

Columbia and Canada (the “Collaboration Territory”). Maxeon Solar will have the exclusive right to manufacture the products outside of the Collaboration Territory. For a period that will not be longer than two years commencing on the effective date or approval of a development plan for each developed product (the “Exclusivity Period”), SunPower will have the exclusive right to sell, and Maxeon Solar will have the exclusive right to supply, each developed product in specified markets. For one year after the Exclusivity Period for each developed product, neither party will be permitted to enter into an exclusive supply relationship with a third party for the relevant developed product within those markets. In addition, after the Exclusivity Period, if either party intends to enter into a supply agreement for the developed product, the other party has a right of first offer or refusal. Any new intellectual property arising from the agreement will be owned by Maxeon Solar, subject to a sole license to SunPower within the Collaboration Territory during the Exclusivity Period, and which will become non-exclusive after the Exclusivity Period.

Registration Rights Agreement

Maxeon Solar entered into a Registration Rights Agreement with Total and ZSID pursuant to which Maxeon Solar granted Total and ZSID certain registration rights. Under the Registration Rights Agreement, Total and ZSID each generally have the right to require Maxeon Solar to file a registration statement for the offer and sale of Maxeon Solar shares owned by it, subject to certain limitations. In addition, if Maxeon Solar register any Maxeon Solar securities either for its own account or the account of a security holder other than Total or ZSID, Total and ZSID will each have the right, subject to certain limitations, to include Maxeon Solar shares owned by it in that registration. Maxeon Solar will generally pay all expenses relating to any such registration, except for any underwriting discounts, selling commissions and stock transfer taxes. The Registration Rights Agreement also provides for customary indemnification obligations of both Maxeon Solar and Total and ZSID in connection with any registration statement.

Shareholders Agreement

Maxeon Solar, ZSID and Total entered into a Shareholders Agreement that contains provisions bearing on Maxeon Solar’s governance and the ability of Total and ZSID to buy, sell or vote their Maxeon Solar shares. Specifically:

•

Board Composition. The board of directors Maxeon Solar (the “Maxeon Solar Board”) will initially consist of 10 directors, including three Total designees, three ZSID designees, three independent directors and our CEO. The Shareholders Agreement includes provisions adjusting the rights of each of Total and ZSID to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of the outstanding Maxeon Solar shares, to designate a majority of the directors. Each of Total and ZSID lose the right to designate any directors if they hold less than 10% of the outstanding Maxeon Solar shares.

•

Board Committees. So long as Total or ZSID have the right to designate at least one director to the Maxeon Solar Board, each committee of the board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors.

•

Shareholder Approval. So long as Total or ZSID hold at least 20% of the outstanding Maxeon Solar shares, certain matters will require the approval of the board designees of Total or ZSID, as the case may be. These matters include, without limitation, changes in organizational documents, certain business combinations, acquisitions and dispositions, incurrence of debt beyond a specified limit, payment of certain dividends, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, certain transactions with Total or ZSID, adopting a shareholders rights plan or changing the size of the Maxeon Solar Board.

•

Independent Director Approval. So long as either Total or ZSID hold at least 15% of the outstanding Maxeon Solar shares, certain matters will require approval of a majority of the independent directors. These matters include, without limitation, changes in organizational documents, transactions presenting a conflict of interest between either Total or ZSID on the one hand and Maxeon Solar on the other, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, and amendments or waivers of the Shareholders Agreement.

•

Standstill Provisions. The Shareholders Agreement limits the ability of Total or ZSID to acquire additional Maxeon Solar shares in specified circumstances, subject to certain exceptions, including, among other things, upon exercise of the shareholder’s preemptive rights, or in certain public offerings.

•

Transfer Restrictions; Right of First Offer. Until August 26, 2022, each of Total and ZSID are required, subject to certain exceptions, to not dispose of Maxeon Solar shares if they will cease to hold at least 20% of the outstanding Maxeon Solar shares (determined as set forth therein). Further, Total is required to not dispose of any shares during such two-year period if immediately prior to such disposal it holds fewer shares than ZSID or if such disposal would cause Total to hold fewer shares than ZSID (again, subject to certain exceptions). Each of Total and ZSID has agreed that before they sell shares to third parties in block sales or negotiated transactions they will comply with the right of first offer in favor of the other shareholder included in the Shareholders Agreement.

•

Preemptive Rights. The Shareholders Agreement grants to Total and ZSID, in connection with any issuance of shares to a third party, the right to acquire newly issued shares from Maxeon Solar, subject to certain limitations in the Shareholders Agreement. This right terminates with respect to either Total or ZSID when they cease to hold at least 10% of the outstanding Maxeon Solar shares.

Release of Escrow Funds

In connection with the Spin-off, the $152.8 million of net proceeds from the issuance by Maxeon Solar of $200.0 million aggregate principal amount of its 6.50% green convertible senior notes due 2025 on July 17, 2020, previously held in escrow pending completion of the Spin-off, will be released by the escrow agent to Maxeon Solar.

Appointment and Resignation of Directors

In connection with the Spin-off, the size of the Maxeon Solar Board was increased to ten members, and effective as of August 17, 2020, Manavendra S. Sial and Lim Chia Wei Roy resigned from the Maxeon Solar Board and Kevin Kennedy and Chee Keong Yap were appointed to the Maxeon Solar Board. Effective as of August 27, 2020, each of Remi Bourgeois, Erick Chabanne, Lee Young, SHEN Haoping, ZHANG Changxu and WANG Yan were appointed to the Maxeon Solar Board to fill the vacancies created by the resignations and the increase in the size of the Maxeon Solar Board. Jeffrey W. Waters and Donald Colvin will continue to serve as members of the Maxeon Solar Board and effective as of August 17, 2020, Kevin Kennedy was appointed as the Chairman of the Board.

Following these changes, the following persons constitute the Maxeon Solar Board: Jeffrey W. Waters, Kevin Kennedy, Donald Colvin, Chee Keong Yap, Remi Bourgeois, Erick Chabanne, Lee Young, SHEN Haoping. ZHANG Changxu and WANG Yan. Biographical information for each member of the Maxeon Solar Board can be found in Maxeon Solar’s Registration Statement on Form 20-F under “Item 6. Directors, Senior Management and Employees—Item 6.A. Directors and Senior Management—Board of Directors,” which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 4, 2020 (the “Form 20-F”), which section is incorporated by reference herein.

Effective as of August 27, 2020, the committees of the Maxeon Solar Board were comprised of the following members:

Committee	Members
Audit Committee	Donald Colvin (Chair)
Chee Keong Yap
Kevin Kennedy

Compensation Committee	Kevin Kennedy (Chair)
Donald Colvin
Erick Chabanne
ZHANG Changxu

Coordination Committee	Chee Keong Yap (Chair)
Donald Colvin
Remi Bourgeois
WANG Yan

Nominating and Corporate Governance Committee	Chee Keong Yap (Chair)
Kevin Kennedy
Lee Young
SHEN Haoping

Appointment of Officers

In connection with the Spin-off, Lindsey Wiedmann was appointed as Chief Legal Officer, Secretary and Chief Ethics & Compliance Officer, Markus Sickmoeller was appointed as Chief Operations Officer and Peter Aschenbrenner was appointed as Chief Strategy Officer, each effective as of the Effective Time.

Biographical information on each of Maxeon Solar’s executive officers can be found in the Form 20-F under “Item 6. Directors, Senior Management and Employees—Item 6.A. Directors and Senior Management—Senior Management,” which section is incorporated by reference herein.

Adoption Code of Ethics

Effective as of the Effective Time, in connection with the Spin-off, the Maxeon Solar Board adopted a written Code of Business Conduct and Ethics for all directors, officers, employees and representatives of Maxeon Solar. A copy of the code is available on the Investor Relations—Governance section of Maxeon Solar’s website at www.maxeon.com/governance.

Amendments to Maxeon Solar’s Constitution

Effective as of August 26, 2020, Maxeon Solar adopted its new public company Constitution by special resolution, which Constitution is filed herewith and attached as Exhibit 99.1.

Change in Control

Immediately prior to the Spin-off, Maxeon Solar was a wholly owned subsidiary of SunPower. As of the Effective Time, Maxeon Solar is now an independent, publicly traded company, and SunPower has no ownership interest in Maxeon Solar.

Incorporation by Reference

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement of Maxeon Solar on Form S-8 (File No. 333-241709), filed with the SEC on August 6, 2020, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Constitution of Maxeon Solar Technologies, Ltd.

99.2	Tax Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.3	Employee Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.4	Transition Services Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.5	Supply Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.6	Back-to-Back Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.7	Brand Framework Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.8	Cross-License Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.9	Collaboration Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

99.10	Registration Rights Agreement, dated August 26, 2020, by and among Maxeon Solar Technologies, Ltd., Zhonghuan Singapore Investment and Development Pte. Ltd., Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS

99.11	Shareholders Agreement, dated August 26, 2020, by and among Maxeon Solar Technologies, Ltd., Zhonghuan Singapore Investment and Development Pte. Ltd., Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding statements regarding the Spin-off of Maxeon Solar. These forward-looking statements are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) the Company’s expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to the Company’s operations and supply chain that may result from epidemics or natural disasters, including impacts of the COVID-19 pandemic; (c) anticipated product launch timing and the Company’s expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (d) the Company’s expectations and plans for short- and long-term strategy, including the Company’s anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) the Company’s liquidity, substantial indebtedness, and ability to obtain additional financing for the Company’s projects and customers; (f) the Company’s upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (g) the Company’s strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and the Company’s ability to achieve them; (h) the Company’s financial plans; and (i) the Company’s expectations regarding the potential outcome, or financial or other impact on the Company or any of its businesses of the Spin-off, or regarding potential future sales or earnings of the Company or any of its businesses or potential shareholder returns. A detailed discussion of these factors and other risks that affect the Company’s business is included in filings the Company makes with the SEC from time to time, including the Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of the Company’s Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to the Company, and the Company assumes no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 27, 2020	By:	/s/ Joanne Solomon
Joanne Solomon
Chief Financial Officer